SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
PROXY CIRCULAR

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 20, 2004
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

Annual General Meeting
Edmonton, Alberta
January 13, 2005

              Shaw Communications Inc.

Notice of Annual General Meeting
of Shareholders and Proxy Circular

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

      The annual general meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Thursday, January 13, 2005
Time:	11:00 a.m. (Alberta time)

Location:	Hotel MacDonald
10065 – 100 Street
Edmonton, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2004 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

(signed) DOUGLAS J. BLACK, Q.C.
Corporate Secretary

Calgary, Alberta
December 8, 2004

      Holders of Class A Shares of record at the close of business on December 9, 2004 are the only shareholders entitled to vote at the meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

      If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof, but prior to the use of the proxy at the meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

      The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 13, 2005, and any adjournments thereof, as set forth in the attached Notice of Meeting.

      Unless otherwise noted, the information contained in this proxy circular is given as of December 8, 2004. All sums are expressed in Canadian dollars, unless otherwise noted.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

      Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees and fees paid to individual directors.

      The number of directors to be elected is 15. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee listed below.

Nominees for Election to the Board of Directors

      The following table sets out the name of each director, together with his or her municipality of residence, age, year first elected or appointed a director, biography and comparative ownership of securities of the Corporation for the years 2004 and 2003.

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

Adrian Burns Rockcliffe Park, ON Canada Age: 58 Director since 2001 Member of the Corporate Governance Committee	Corporate Director. Ms. Burns is a former Member of the Copyright Board of Canada and former Commissioner of the Canadian Radio-television and Telecommunications Commission. She also currently serves as vice-chair of the Board of Trustees of the National Arts Centre and as a board member of several business and community organizations, including the Western Independent Producers Fund, Carthy Foundation and Canadian Interuniversity Athletic Union.	2004 2003	1,300 Nil	3,000 3,000	10,000 (1) 10,000	2,454 Nil

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

James F. Dinning Calgary, AB Canada Age: 52 Director since 1997 Member of the Audit Committee	Executive Vice President, TransAlta Corporation, an electric industry holding company (until December 31, 2004). Effective January 1, 2005, Mr. Dinning will assume the position of non-Executive Chairman of the Board of Western Financial Group Inc., a financial services company. Mr. Dinning formerly held various positions during 11 years as a member of the legislative assembly of Alberta, including Provincial Treasurer, Minister of Education and Minister of Community and Occupational Health. Mr. Dinning also serves as a director of Finning International Inc., Liquor Stores Income Fund, Oncolytics Biotech Inc., Parkland Income Fund and Russel Metals Inc. In addition to being a director of several private companies, he is also chair of the Canadian Clean Power Coalition and serves on the board of the Alberta Energy Research Institute.	2004 2003	1,000 Nil	4,500 4,500	10,000 10,000	1,724 Nil

George F. Galbraith Vernon, BC Canada Age: 60 Director since 1991 Member of the Executive and Audit Committees	Corporate Director. Mr. Galbraith is the former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia. He also serves as a director of Pacific Coast Public Television.	2004 2003	5,000 Nil	250,618 250,618	10,000 10,000	Nil Nil

Ronald V. Joyce, C.M. Calgary, AB Canada Age: 74 Director since 2000 Member of the Executive Committee	Corporate Director. Mr. Joyce is the former Senior Chairman and Co-Founder of The TDL Group, licensor of Tim Horton’s restaurants in Canada and the United States. Mr. Joyce is a director of Southmedic Inc. and is Chairman Emeritus of the Tim Horton’s Children’s Foundation.	2004 2003	50,000 Nil	5,933,398 3,711,398	10,000 10,000	2,352 Nil

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

Charles V. Keating, C.M., LL.D. Dartmouth, NS Canada Age: 71 Director since 1985 Member of the Corporate Governance Committee	Corporate Director. Mr. Keating is a director of MD Management Limited, MD Private Trust and Heritage Gas Limited. He is also the former chair of Access Communications Incorporated, which operated a number of cable television systems in Nova Scotia.	2004 2003	5,000 Nil	4,000,000 3,800,000	10,000 10,000	2,454 Nil

Rt. Hon. Donald F. Mazankowski, P.C., O.C., LL.D. Vegreville, AB Canada Age: 69 Director since 1993 and Lead Director since 2004 Chair of the Corporate Governance Committee and Member of the Executive Committee	Corporate Director. Mr. Mazankowski was a Member of the Parliament of Canada from 1968 to 1993 and held a number of Cabinet positions, including Deputy Prime Minister, Minister of Finance and President of the Privy Council. Mr. Mazankowski is a director of a number of Canadian corporations, including ATCO Ltd., Canadian Oil Sands Limited, Great West Lifeco, Investors’ Group, Power Corporation of Canada, Power Financial Corporation, Weyerhaeuser Co. and Yellow Pages Group Co. Mr. Mazankowski also serves as a senior adviser with Gowling Lafleur Henderson LLP, Barristers and Solicitors.	2004 2003	1,000 Nil	6,000 6,000	10,000 10,000	1,233 Nil

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

Michael W. O’Brien (5) Canmore, AB Canada Age: 59 Director since 2003 Chair of the Audit Committee	Corporate Director. Until his retirement in 2002, Mr. O’Brien served as Executive Vice- President, Corporate Develop- ment and Chief Financial Officer of Suncor Energy Inc. He currently is a director and member of the Environmental, Health & Safety Committee of Suncor Energy Inc., director, chair of the Corporate Governance and Nominating Committee and member of the Compensation Committee and Audit Committee of PrimeWest Energy Inc., and director, chair of the Audit Committee and member of the Environmental, Health & Safety Committee of Terasen Inc. He also serves on the Executive Committee and is former chair of the board of trustees of the Nature Conservancy Canada.	2004 2003	5,000 Nil	6,500 6,500	10,000 10,000	505 Nil

Harold A. Roozen Edmonton, AB Canada Age: 51 Director since 2000 Member of the Audit Committee	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manu- facturing company. Mr. Roozen formerly served as chair of the board of directors of WIC Western International Communi- cations Ltd. and Canadian Satellite Communications Inc. He is also a director of several private companies.	2004 2003	1,035,000 (6) 1,030,000 (6)	4,695,019 (6) 4,690,019 (6)	10,000 10,000	Nil Nil

Jeffrey Royer Toronto, ON Canada Age: 49 Director since 1995 Member of the Executive and Human Resources Committees	Corporate Director and Private Investor.	2004 2003	50,000 Nil	6,972,786 (7) 6,972,786 (7)	10,000 10,000	1,149 Nil

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

Bradley S. Shaw (8) Calgary, AB Canada Age: 40 Director since 1999	Senior Vice-President, Oper- ations of the Corporation. Prior to September, 2003, Bradley Shaw served as Senior Vice-President, Operations of Star Choice Communications Inc. and prior thereto, Vice-President, Operations of the Corporation.	2004 2003	2,177,500 2,177,500	967,206 966,082	100,000 100,000	Nil Nil

JR Shaw, O.C. (8) Calgary, AB Canada Age: 70 Director since 1966 Chair of the Executive Committee	Founder and Executive Chair of the Corporation. JR Shaw currently serves as chair of the board of directors and member of the Human Resources and Compensation Committee and Board Policy, Strategy Review and Governance Committee of Suncor Energy Inc. JR Shaw is also a director and president of the Shaw Foundation as well as a director of several private companies, including McKenzie Meadows Golf Corp. and Radium Resort Inc.	2004 2003	4,469,004 4,469,004	8,309,445 7,805,854	400,000 400,000	Nil Nil

Jim Shaw (8) Calgary, AB Canada Age: 47 Director since 2002	Chief Executive Officer of the Corporation. Jim Shaw is a director of United Acquisitions Inc., Canadian Cable Television Association and Cable Television Laboratories, Inc. (also known as CableLabs).	2004 2003	2,199,500 2,199,500	1,386,831 1,375,773	400,000 400,000	Nil Nil

JC Sparkman Englewood, Colorado U.S.A. Age: 72 Director since 1994 Chair of the Human Resources Committee and Member of the Executive Committee	Corporate Director. Mr. Sparkman is the former Executive Vice-President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States. He also serves as a director of Universal Elect.	2004 2003	5,000 Nil	29,200 15,000	10,000 10,000	1,564 Nil

Securities
Nominee, Date of		Owned/Controlled (2)
Board Appointment
and Current				Class B
Committee			Class A	Non-Voting
Appointments (1)	Background/Principal Occupation	Year	Shares	Shares	Options (3)	DSUs (4)

John S. Thomas Delta, BC Canada Age: 58 Director since 2000 Member of the Corporate Governance Committee	President, Delta Cable Commun- ications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia. Mr. Thomas is a director of several private companies, including Northwest Communications Ltd., Coast Communications Ltd. and Prime Signal Ltd.	2004 2003	1,000 Nil	6,000 6,000	10,000 10,000	490 Nil

Willard H. Yuill Medicine Hat, AB Canada Age: 66 Director since 1999 Member of the Human Resources Committee	Chairman and Chief Executive Officer, The Monarch Corporation, a private holding company with investments in communications, real estate and sports-related properties. Mr. Yuill is a director of Western Financial Group Inc. as well as several private companies, including McKenzie Meadows Golf Corp. He is also a trustee of the St Andrew’s College Foundation and a governor of the Western Hockey League.	2004 2003	5,400 400	3,756,547 18,687	10,000 10,000	Nil Nil

Notes:

(1)	All of the nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 21, 2004. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Human Resources) as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)	The information as to the securities (other than DSUs) beneficially owned, or over which control or direction is exercised, has been furnished by each of the nominees as of December 3, 2004 and November 26, 2003.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation – Compensation of Directors”.

(4)	“DSU” means deferred share unit. The information as to DSUs is as of November 30, 2004. The DSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation – Compensation of Directors”.

(5)	Michael O’Brien qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

(6)	Catherine M. Roozen, an associate of Harold A. Roozen, is a major shareholder of Cathton Holdings Ltd., which owns 1,030,000 Class A Shares and 4,674,254 Class B Non-Voting Shares.

(7)	Jeffrey Royer beneficially owns 6,973 Class B Non-Voting Shares. An associate of Mr. Royer owns 6,965,813 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(8)	JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by corporations owned or controlled by JR Shaw.

(9)	All of the directors of the Corporation, other than JR Shaw, Bradley S. Shaw and Jim Shaw, are independent and unrelated to the Corporation and its affiliates. JR Shaw, Bradley S. Shaw and Jim Shaw are related directors due to their positions as officers of the Corporation and its subsidiaries. See “Statement of Corporate Governance — Compliance with TSX Guidelines and Related Requirements”.

Meetings Held and Attendance of Directors

      The following table summarizes the meetings of the Board and its committees (Executive, Audit, Corporate Governance and Human Resources) held during the fiscal year ended August 31, 2004, and the attendance of individual directors of the Corporation at such meetings.

				Corporate	Human
	Board of	Executive	Audit	Governance	Resources
Director	Directors	Committee	Committee	Committee	Committee

	(5 meetings)	(3 meetings)	(5 meetings)	(5 meetings)	(5 meetings)
JR Shaw	5 of 5	3 of 3	—	—	—
Adrian Burns	5 of 5	—	—	5 of 5	—
James F. Dinning	5 of 5	—	4 of 5	—	—
George F. Galbraith	5 of 5	3 of 3	5 of 5	—	—
Ronald V. Joyce	5 of 5	2 of 3	—	—	—
Charles V. Keating	5 of 5	—	—	5 of 5	—
Donald F. Mazankowski	4 of 5	3 of 3	—	4 of 5	—
Michael W. O’Brien	5 of 5	—	5 of 5	—	—
Harold A. Roozen	5 of 5	—	5 of 5	—	—
Jeffrey Royer	5 of 5	2 of 3	—	—	5 of 5
Bradley S. Shaw (1)	5 of 5	—	—	—	—
Jim Shaw (1)	5 of 5	—	—	—	—
JC Sparkman	4 of 5	2 of 3	—	—	5 of 5
John S. Thomas	5 of 5	—	—	5 of 5	—
Willard H. Yuill	5 of 5	—	—	—	5 of 5

Total Attendance Rate	97%

Note:

(1)	Neither Bradley S. Shaw nor Jim Shaw served as a member of a committee of the Board during fiscal 2004, 2003 or 2002. As executive officers of the Corporation, Bradley S. Shaw and Jim Shaw attend committee meetings on an ad hoc basis at the request of the committees.

     Following each meeting, the Board and its committees conduct “in camera” sessions, at which no management directors or members of management (other than the Executive Chair, in the case of the Board) are present. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfil their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

Fees Paid to Individual Directors

      The following table summarizes the cash compensation that was paid or would have been paid to each director of the Corporation for the fiscal year ended August 31, 2004 if such director had not chosen to participate in the Corporation’s DDSU Plan. See also “Statement of Executive Compensation -Compensation of Directors”.

			Committee			Percentage
	Board	Committee	Chair	Attendance	Total	Paid in
Director	Retainer	Retainers	Retainer	Fees	Compensation	DSUs

	($)	($)	($)	($)	($)	(%)
JR Shaw	Nil	Nil	Nil	Nil	Nil	n/a (1)
Adrian Burns	42,500	3,000	Nil	11,000	56,500	100
James F. Dinning	42,500	3,000	Nil	8,000	53,500	75
George F. Galbraith	42,500	6,000	Nil	12,000	60,500	Nil
Ronald V. Joyce	42,500	3,000	Nil	6,000	51,500	100
Charles V. Keating	42,500	3,000	Nil	10,000	55,500	100
Donald F. Mazankowski	42,500	6,000	5,000	10,000	63,500	50
Michael W. O’Brien	42,500	3,000	Nil	10,000	55,500	25
Harold A. Roozen	42,500	3,000	5,000	9,000	59,500	Nil
Jeffrey Royer	42,500	6,000	Nil	10,000	58,500	50
Bradley S. Shaw	42,500	Nil	Nil	5,000	47,500	n/a (1)
Jim Shaw	Nil	Nil	Nil	Nil	Nil	n/a (1)
JC Sparkman (2)	42,500	3,000	5,000	13,000	63,500	50
John S. Thomas	42,500	3,000	Nil	10,000	55,500	25
Willard H. Yuill	42,500	3,000	Nil	10,000	55,500	Nil

Notes:

(1)	Management directors of the Corporation are not eligible to participate in the DDSU Plan.

(2)	Fees paid to JC Sparkman, a resident of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars

Interlocking Directorships

      The table below lists the directors of the Corporation who served together on the boards of directors of other companies (as at December 3, 2004).

Company	Directors of the Corporation

McKenzie Meadows Golf Corp.	JR Shaw Willard H. Yuill
Suncor Energy Inc.	Michael W. O’Brien JR Shaw
Western Financial Group Inc.	Jim Dinning Willard H. Yuill

APPOINTMENT AND REMUNERATION OF AUDITORS

      The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

      The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of subsidiary entities, financings and regulatory reporting requirements), audit-related, tax and other services in the fiscal years ended August 31, 2004 and 2003 were as follows:

Type of Service	Fiscal 2004	Fiscal 2003

Audit	$1,161,891	$1,085,255
Audit-related	131,400	108,292
Tax	523,571	259,180
Other non-audit related	—	—

Total	$1,821,862	$1,452,726

      Fees paid for audit-related services in fiscal 2004 were in respect of the separate audit of a subsidiary that was not required by law. Fees paid for audit-related services in fiscal 2003 were primarily in respect of the Corporation’s business divestiture activities. The tax fees paid in fiscal 2004 and 2003 were related to tax compliance and tax consultation on scientific research, exploration and development tax credits, commodity taxes and linear property taxes.

      The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit related services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $100,000 in fees payable to Ernst & Young LLP for such services per fiscal year of the Corporation. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

PROXY INFORMATION

SOLICITATION OF PROXIES

      This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

      Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof, but prior to the use of the proxy at the Meeting or an adjournment thereof.

      A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

      Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

      The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS

      The information set forth in this section is of significant importance to shareholders who hold class A participating shares (“Class A Shares”) in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

      Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder

receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      Only the holders of Class A Shares of record at the close of business on December 9, 2004, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at November 30, 2004, there were 11,359,932 Class A Shares and 219,193,972 class B non-voting participating shares (“Class B Non-Voting Shares”) in the capital of the Corporation outstanding.

      The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 8,846,004 Class A Shares, representing approximately 77.87% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees. The Corporation has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting.

RESTRICTED SHARES

      Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a take-over bid is made for the Class A Shares, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      The following table sets forth compensation earned during the last three financial years of the Corporation by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers (collectively, “Named Executive Officers”) who served as executive officers for the financial year ended August 31, 2004.

							Long Term
							Compensation

	Annual Compensation						Awards

						Other Annual	Securities Under	All Other
	Year	Salary		Bonus		Compensation (5)	Options/SARs	Compensation (6)
Name and Principal Position	($)	($)		($)		($)	Granted	($)

JR Shaw	2004	900,000		6,326,730	(3)	48,423	Nil	2,400,737	(7)
Executive Chair	2003	921,000	(2)	6,326,730	(3)	249,557	Nil	15,500
	2002	937,000	(2)	6,326,730	(3)	63,962	Nil	13,500
Jim Shaw	2004	850,000		4,000,000		64,755	Nil	32,990	(8)
Chief Executive Officer	2003	860,000	(2)	4,000,000		463,793	Nil	15,500
	2002	850,000		Nil		169,963	Nil	13,500
Peter J. Bissonnette	2004	700,000		2,000,000		40,817	Nil	15,500
President	2003	700,000		2,000,000		95,737	Nil	15,500
	2002	700,000		Nil		63,314	Nil	13,500
Ronald D. Rogers (1)	2004	450,000		2,000,000	(4)	53,745	Nil	15,000
Senior Vice President and	2003	450,000		1,000,000	(4)	65,667	Nil	74,860	(8)
Chief Financial Officer	2002	450,000		Nil		23,057	Nil	13,500
Bradley S. Shaw	2004	497,500	(2)	1,000,000		61,345	Nil	15,500
Senior Vice President,	2003	493,250	(2)	1,000,000		73,311	Nil	15,500
Operations	2002	482,000	(2)	Nil		22,696	Nil	13,500

Notes:

(1)	Ronald D. Rogers retired as Senior Vice-President and Chief Financial Officer of the Corporation effective September 1, 2004 and was succeeded in such position by Steve Wilson. Mr. Wilson’s base salary is $450,000, none of which was paid during the Corporation’s fiscal year ended August 31, 2004.

(2)	Includes director’s fees paid by the Corporation. During fiscal 2003, each of JR Shaw and Jim Shaw elected to cease receiving director’s fees. JR Shaw received director’s fees of $21,000 and $37,000 paid in fiscal 2003 and 2002, respectively. Jim Shaw received director’s fees of $10,000 paid in fiscal 2003. Bradley S. Shaw received director’s fees of $47,500, $43,250 and $32,000 paid in fiscal 2004, 2003 and 2002, respectively.

(3)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, dated November 18, 1997 as described under the heading “Statement of Executive Compensation — Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which the bonus is to be paid. For fiscal 2004, JR Shaw elected to cap the bonus paid to him by the Corporation at $6,326,730, the amount of the bonus paid to him for fiscal 2003 and 2002. This amount represents approximately 0.78% of the Income Base for fiscal 2004, as compared to approximately 0.83% and 0.98% of the Income Base for fiscal 2003 and 2002, respectively.

(4)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and Ronald D. Rogers, effective October 17, 2002, as described under the heading “Statement of Executive Compensation — Employment Contracts”.

(5)	For each Named Executive Officer, includes share purchase plan benefits and automobile and other transportation-related benefits. For Jim Shaw, includes imputed interest on interest free loans for fiscal 2002 and part of fiscal 2003. During fiscal 2003, Jim Shaw elected to pay interest on the principal amount of such loan at an annual rate of the higher of 4% and the then current quarterly prescribed rate of Canada Revenue Agency pursuant to applicable taxable benefit provisions. For Peter Bissonnette, includes imputed interest on interest free loans for fiscal 2002, 2003 and 2004.

(6)	Includes pension plan contributions paid on their behalf by the Corporation

(7)	Includes the dollar value of remaining premiums paid by the Corporation on the transfer of a paid up key man life insurance policy to JR Shaw.

(8)	Includes the cash value of options exercised in a subsidiary corporation. Jim Shaw exercised such options during fiscal 2004 and was assigned a taxable benefit of $17,490. See the information set forth in the table under the heading “Statement of Executive Compensation — Stock Options — Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values”. Ronald D. Rogers exercised such options during fiscal 2003 to acquire 9,000 Class B Non-Voting Shares and was assigned a taxable benefit of $59,360.

STOCK OPTIONS

      Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. For a description of the Corporation’s stock option plan, see the information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives”.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

      The following table sets forth details of stock options held or exercised by each Named Executive Officer during the most recently completed financial year and the value of such options based on the difference between the market value of $20.40 per Class B Non-Voting Share as at August 31, 2004 and the exercise price of the options.

			Unexercised Options		Value of Unexercised
			as at		In-The-Money Options
			August 31, 2004		as at August 31, 2004
	Securities Acquired	Aggregate Value	(#)		($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

JR Shaw	Nil	Nil	400,000	Nil	Nil	Nil
Jim Shaw (1)	Nil	Nil	400,000	Nil	Nil	Nil
Peter J. Bissonnette	Nil	Nil	200,000	Nil	Nil	Nil
Ronald D. Rogers	Nil	Nil	100,000	Nil	Nil	Nil
Bradley S. Shaw	Nil	Nil	100,000	Nil	Nil	Nil

Note:

(1)	During fiscal 2004, Jim Shaw held options to acquire an additional 9,000 Class B Non-Voting Shares at an exercise price of $18.27 per share. Such options were originally granted to him in his capacity as director of Canadian Satellite Communications Inc. (“Cancom”). On the takeover of Cancom by the Corporation, such options became exercisable for Class B Non-Voting Shares of the Corporation. All other terms and conditions of the options remained the same. Jim Shaw exercised these options during fiscal 2004 to acquire 9,000 Class B Non-Voting Shares, realizing an aggregate value of $19,200 (as at August 31, 2004).

     None of the options granted to Named Executive Officers were exercised as of the date of this proxy circular.

PENSION PLANS

      The Corporation maintains both a defined contribution pension plan and a defined benefit plan, as described below.

Defined Contribution Plan

      The Corporation provides all eligible employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution of $15,500. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

Defined Benefit Plan (SERP)

      Effective September 1, 2002, the Corporation established a Supplemental Executive Retirement Plan (“SERP”) for its most senior executive officers (including four of the five Named Executive Officers). The SERP is a non-contributory defined benefit pension plan which is unfunded.

      Pension payments under the SERP are set forth in the following table. Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

      An executive officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

SERP Payment Table

Remuneration (1)(2)	Years of Senior Executive Service

($)	5	10	15	20	25	30

500,000	125,000	250,000	287,500	325,000	350,000	350,000
1,000,000	250,000	500,000	575,000	650,000	700,000	700,000
1,500,000	375,000	750,000	862,500	975,000	1,050,000	1,050,000
2,000,000	500,000	1,000,000	1,150,000	1,300,000	1,400,000	1,400,000
2,500,000	625,000	1,250,000	1,437,500	1,625,000	1,750,000	1,750,000
3,000,000	750,000	1,500,000	1,725,000	1,950,000	2,100,000	2,100,000
3,500,000	875,000	1,750,000	2,012,500	2,275,000	2,450,000	2,450,000
4,000,000	1,000,000	2,000,000	2,300,000	2,600,000	2,800,000	2,800,000
4,500,000	1,125,000	2,250,000	2,587,500	2,925,000	3,150,000	3,150,000
5,000,000	1,250,000	2,500,000	2,875,000	3,250,000	3,500,000	3,500,000
5,500,000	1,375,000	2,750,000	3,162,500	3,575,000	3,850,000	3,850,000
6,000,000	1,500,000	3,000,000	3,450,000	3,900,000	4,200,000	4,200,000

Notes:

(1)	Assumes full vesting in SERP. Remuneration for purposes of the SERP is the average SERP pensionable earnings based on the annual average of the best consecutive 36 months of SERP eligible earnings (being base annual salary plus annual cash bonus).

(2)	Remuneration covered by the SERP, estimated credited years of service (rounded to the nearest whole year, as at August 31, 2004) and annual pension payments for the Named Executive Officers are set forth in the following table. Annual pension payments are stated as if the Named Executive Officer retired as of August 31, 2004 and assume that the pension had fully vested.

	Average SERP	Credited Years	Annual Pension
Named Executive Officer	Pensionable Earnings	Of Service	Payment

	($)		($)
JR Shaw	2,757,143 (a)	38	1,930,000
Jim Shaw	3,650,000	22	2,498,800
Peter J. Bissonnette	2,166,667	15	1,233,991
Ronald D. Rogers	1,450,000	9	652,500
Bradley S. Shaw (b)	n/a	n/a	n/a

Notes:

(a)	JR Shaw has elected to cap his average SERP pensionable earnings at this amount.

(b)	Bradley S. Shaw is not a participant in the SERP.

     The Corporation’s obligations and related costs of the SERP benefits earned by executive officers is actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2004 was approximately $8.7 million. The expected aggregate benefit payments for the fiscal year ended August 31, 2005, as actuarially determined, is approximately $1.2 million. The accrued benefit obligation of the SERP at August 31, 2004 was approximately $61.9 million, of which approximately $18.1 million has been recognized by the Corporation as a liability in its accounts. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

      Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Note 1 and Note 17 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2004. See “Other Information — Additional Information”.

EMPLOYEE SHARE PURCHASE PLAN

      An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

      Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Executive officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

      Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the Toronto Stock Exchange (“TSX”) using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12 month period.

      As at August 31, 2004, approximately 43% of eligible employees of the Corporation purchased Class B Non Voting Shares under the ESPP. As at such date, an aggregate of approximately 420,000 Class B Non-Voting Shares were held under the ESPP.

EMPLOYMENT CONTRACTS

      On November 18, 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 38 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

      The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount of the annual bonus is to be between 0.5% and 1.0% of the Corporation’s service operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Star Choice Communications Inc. (the “Income Base”) for the year in which the bonus is to be paid. As the Corporation met its financial targets for fiscal 2004, a bonus in the amount of $6,326,730 was paid for the year, equal to the amount paid under the agreement for fiscal 2003 and 2002. This bonus represents approximately 0.78% of the Income Base for fiscal 2004, as compared to 0.83% and 0.98% of the Income Base for fiscal 2003 and 2002, respectively.

      Effective October 17, 2002, the Corporation entered into a retention agreement with its Chief Financial Officer, Ronald D. Rogers, in recognition of his service and contributions to the Corporation. Among other things, the agreement provided for the payment of an annual salary not less than the Chief Financial Officer’s current salary of $450,000 and for participation by the Chief Financial Officer in the Corporation’s SERP. The agreement also provided for the payment of retention bonuses to the Chief Financial Officer, in lieu of any other bonuses, in the amount of $1,000,000 payable on August 31, 2003 and $500,000 payable at the end of every quarter thereafter until August 31, 2004, provided that the Chief Financial Officer remained employed as of each of such dates. Pursuant to this agreement, the Corporation paid a retention bonus in the amount of $2,000,000 to Mr. Rogers for the fiscal year ended August 31, 2004. Mr. Rogers retired as Senior Vice-President and Chief Financial Officer of the Corporation effective September 1, 2004.

      No other Named Executive Officer has an employment contract with the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

      The Human Resources Committee is comprised of three outside and unrelated directors, JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill. The Human Resources Committee has the responsibility of annually setting and approving the compensation package for the Executive Chair and Chief Executive Officer (“CEO”) and for annually reviewing and approving the compensation packages for senior management of the Corporation. The Human Resources Committee also reviews and approves changes to the Corporation’s compensation policies in respect of matters such as pension plans, employee benefit plans and the structure and granting of stock options. Further, the Human Resources Committee approves the appointment of senior management recruited from outside the Corporation as well as the promotion of senior management within the Corporation.

REPORT ON EXECUTIVE COMPENSATION

      The Human Resources Committee of the Corporation has been delegated responsibility of annually setting and approving the overall compensation policy intended to reward executive officers of the Corporation. In doing so, the Human Resources Committee reviews and approves, in consultation with outside experts, various components of the Corporation’s compensation policies such as pension plans, employee benefit plans and stock options. The Human Resources Committee also approves the appointment and compensation of executive officers recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

Compensation Philosophy

      The total compensation of executive officers of the Corporation, including the Named Executive Officers, consists of the following components: base salary, short-term incentive awards and long-term incentive awards. Each executive officer’s compensation is balanced between these three components.

a)  Base Salary

      Base salary levels for all executive officers of the Corporation (including the Named Executive Officers) are based upon performance and are commensurate with those of comparable compensation programs in the industry in North America. The base salaries are designed to achieve the following objectives:

•	Attract and retain executive officers and senior management to achieve ongoing success for the Corporation and further the achievement of its strategic and financial goals;

•	Provide fair and competitive compensation commensurate with industry standards and with the executive or management officer’s expertise and experience; and

•	Motivate performance and recognize and compensate individual contribution to the Corporation’s objectives.

b)  Short Term Incentives

      Short term incentive awards are paid as cash bonuses. For the 2004 fiscal year, bonuses were awarded to approximately 100 key management personnel, as determined by and at the discretion of the Human Resources Committee. The bonuses were based upon the Corporation’s overall performance for the fiscal year ending August 31, 2004.

      The fiscal 2004 bonuses were in keeping with similar bonus plans adopted by the Corporation from time to time that rewarded employees for the success of the Corporation in attaining performance targets. During fiscal 2004, the Corporation achieved its performance targets, including with respect to the Corporation’s consolidated free cash flow target, positive free cash flow status of the Corporation’s satellite business, and subscriber growth in basic cable, digital cable, Internet and satellite. The Corporation also reached the milestone of 1,000,000 subscribers to the Corporation’s Internet services, and undertook preparation activities in the form of plant upgrades, hub segmentation and DOCSIS® conversion for the Corporation’s planned launch of its digital phone service offering.

c)	Long Term Incentives — Stock Option Plan

      Long term incentive awards consist principally of stock options granted under the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to such directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. Unless otherwise determined by the Board, options are not immediately exercisable, but rather, 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. Options granted under the stock option plan expire 10 years from the date of grant and, subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made for early termination of options in the event of death, disability or cessation of employment or service arrangements, as the case may be. Options are not transferable or assignable.

      The maximum number of Class B Non-Voting Shares issuable under the Corporation’s stock option plan may not exceed 16,000,000 Class B Non-Voting Shares, representing approximately 7.27% of the Class B Non-Voting Shares issued and outstanding as of August 31, 2004. The maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation and their associates under such plan is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant on a non-diluted basis. The maximum number of Class B Non-Voting Shares which may be issued to any one insider of the Corporation under the stock option plan within a one year period is limited to 5% of the Class B Non-Voting Shares outstanding at the time of the issuance on a non-diluted basis.

      Subject to the rules of the TSX, amendments to the Corporation’s stock option plan require the approval of the TSX and holders of Class A Shares of the Corporation.

      No stock options were granted to Named Executive Officers of the Corporation during fiscal 2004. As at August 31, 2004, an aggregate of 7,847,000 Class B Non-Voting Shares were reserved for issuance on exercise of options granted under the Corporation’s stock option plan. See “Other Information — Securities Authorized for Issuance under Equity Compensation Plans”.

Compensation of CEO and Executive Chair

      The total compensation package of the CEO of the Corporation is determined in the same manner as that of all other executive officers. The bonus paid to the CEO during the last fiscal year was intended to recognize the CEO in the same fashion through the same bonus plan in which all other executive officers and senior management of the Corporation participated.

      With respect to the Executive Chair of the Corporation, the Corporation, upon recommendation of the Human Resources Committee, entered into an agreement with the Executive Chair in 1997 to recognize his central role as founder and builder of the Corporation over 38 years and to retain and utilize the ongoing stewardship benefits of his industry stature and experience, national reputation and strategic vision to achieve the Corporation’s strategic and financial objectives. The Executive Chair’s bonus remains governed by the terms and conditions of such agreement. For fiscal 2004, the Human Resources Committee determined that the Executive Chair’s bonus should be fixed at the amount of the bonus paid to him for fiscal 2002 and fiscal 2003. The Human Resources Committee is to review the bonus granted to the Executive Chair annually. See “Statement of Executive Compensation — Employment Contracts”.

Report on Executive Compensation Submitted on Behalf of the Human Resources Committee:

JC Sparkman, Chair
Jeffrey Royer
Willard H. Yuill

PERFORMANCE GRAPH

      The following graph compares the cumulative return of the Class B Non-Voting Shares with the Standard & Poor’s/ TSX Composite Index for the period commencing on August 31, 1999 and ending on August 31, 2004.

Relative Total Return Performance

Shaw Communications Inc. vs. S&P/ TSX Composite
August 31, 1999 to August 31, 2004

Notes:

(1)	The total return performance of the Class B Non-Voting Shares depicted in the graph above does not include any consideration associated with the spinout of Corus Entertainment Inc. effective September 1, 1999. Each holder of Class B Non-Voting Shares of the Corporation received 1/3 of a Class B Non-Voting Share of Corus Entertainment Inc. for each Class B Non-Voting Share of the Corporation held by such holder.

(2)	The TSX Cable and Entertainment Index was discontinued in February 2004.

(3)	All historical pricing information is taken from data of the TSX.

COMPENSATION OF DIRECTORS

Cash Compensation

      Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

		Total Fees Paid to
		Directors During Fiscal
Type of Fee	Amount	2004 (1)

	($)	(Cdn. $)	(U.S. $)
Annual Board Member Retainer Fee	42,500	510,000	42,500
Annual Committee Member Retainer Fee	3,000	42,000	3,000
Annual Committee Chair Retainer Fee	5,000	10,000	5,000
Board and Committee Attendance Fee (per meeting)	1,000	111,000	13,000

Total		$673,000	$63,500

Note:

(1)	Fees paid to JC Sparkman, a resident of the United States, are payable in U.S. dollars. Fees paid to all other directors are payable in Canadian dollars

     The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and Committee meetings.

      For information with respect to fees paid to each director of the Corporation for the fiscal year ended August 31, 2004, see the table under the heading “Business of the Meeting — Election of Directors — Fees Paid to Individual Directors”.

Stock Options

      Each director (other than management directors) has been granted options to acquire 10,000 Class B Non-Voting Shares at exercise prices ranging from $17.37 to $34.70 pursuant to the terms and conditions of the stock option plan of the Corporation. In accordance with the terms of the stock option plan, 25% of the original option grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. The options expire 10 years from the date of grant. Subject to limited exceptions, options must be exercised while the individual remains as a director of the Corporation. The options are not transferable or assignable. For further information concerning the Corporation’s stock option plan, see “Statement of Execution Compensation — Report on Executive Compensation”.

      During fiscal 2004, no stock options were granted to directors of the Corporation, other than 10,000 options granted to Michael W. O’Brien on his appointment to the Board on October 20, 2003. As of the date hereof, none of the options held by directors of the Corporation have been exercised.

      For information concerning the options held by management directors, see “Statement of Executive Compensation — Stock Options”.

DDSU Plan

      The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for non-management directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account on each payment date is equal to the number of Class B Non-Voting Shares that could have been purchased on the payment date with the amount of compensation allocated to the DDSU Plan. On each dividend payment date for the Class B Non-Voting Shares, an additional number of DSUs is credited to a director’s DSU account, equivalent to the number of Class B Non-Voting Shares that could have been acquired on that date by notional dividend reinvestment. DSUs will be paid out in cash when the director ceases to hold office as a director or on a date elected by the director during the year following cessation of directorship. The payout will be calculated by multiplying the number of DSUs by the then current market value of a Class B Non-Voting Share.

      Currently, 9 of 12 non-management directors of the Corporation have elected to participate in the DDSU Plan. As of November 30, 2004, such directors held an aggregate of 13,926 DSUs. See “Business of the Meeting — Election of Directors”.

Share Ownership Guideline

      During the fiscal year ended August 31, 2003, the Corporation established share ownership guidelines for non-management directors. The guideline level of share ownership (including DSUs) is Class A Shares and Class B Non-Voting Shares with an aggregate market value of at least $250,000, to be held by each non-management director within five years of the later of the effective date of the DDSU Plan and the date on which the director was first elected or appointed to the Board. Currently, each director of the Corporation has until January 1, 2009 to reach the minimum share ownership guideline.

      For information concerning the shares, DSUs and options held by each director, see the table under the heading “Business of the Meeting — Election of Directors.”

OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

      As of August 31, 2004, the Corporation had three compensation plans under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plans, options and warrants to acquire an aggregate of 8,156,407 Class B Non-Voting Shares were outstanding as of August 31, 2004, representing approximately 3.75% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

	Number of securities		Number of securities
	to be issued upon	Weighted average	remaining available
	exercise of	exercise price of	for future issuance
	outstanding options	outstanding options	under equity
Plan Category	and warrants	and warrants	compensation plans (4)

Equity compensation plans approved by securityholders (1)	7,847,000	$32.55	7,904,795
Equity compensation plans not approved by securityholders:
Cancom Option Plan (2)	61,202	$13.74	Nil
Cancom/ Star Choice Warrant Plan (3)	248,205	$25.00	Nil

Total	8,156,407	$32.18	7,904,795

Notes:

(1)	Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation — Report on Executive Compensation — Compensation Philosophy — Long Term Incentives, Stock Option Plan”.

(2)	In conjunction with the takeover of Cancom by the Corporation in 2000, holders of options granted under Cancom’s stock option plan elected to be entitled to receive 0.9 Class B Non-Voting Shares of the Corporation in lieu of one common share in Cancom which they otherwise would have been entitled to receive upon exercise of such options. All other terms and conditions of the options, including exercise prices and expiry dates, remained the same. The weighted average remaining contractual life of such options is approximately 3.0 years.

(3)	Certain distributors and retailers of Cancom and Star Choice Communications Inc. hold warrants to acquire Class B Non-Voting Shares. Each such warrant is exercisable for one Class B Non-Voting Share of the Corporation at an exercise price of $25.00 per warrant. The warrants vest evenly over a four year period and expire five years from the date of grant. As at August 31, 2004, 181,641 warrants have vested.

(4)	Excludes securities reflected in the column under the heading “Number of securities to be issued upon exercise of outstanding options”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

      Certain executive officers and employees of the Corporation are currently indebted to the Corporation, as set forth in the following tables. Except for routine indebtedness, no other director or executive officer of the Corporation is or has been indebted to the Corporation. In compliance with the Sarbanes-Oxley Act of 2002, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.

Aggregate Indebtedness

      The following table sets forth the aggregate indebtedness outstanding as of November 30, 2004 in connection with a purchase of securities of the Corporation as well as all other indebtedness of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries.

To the Corporation or
Purpose	its Subsidiaries	To Another Entity

	($)	($)
Securities Purchases	Nil	Nil
Other	7,298,486	Nil

Table of Indebtedness of Directors and Executive Officers

	Involvement of	Largest Amount	Amount Outstanding		Amount Forgiven
	Company or	Outstanding During	as at November 30,	Security for	During Year Ended
Name and Principal Position	Subsidiary	Fiscal 2004	2004	Indebtedness	August 31, 2004

		($)	($)		($)
Securities Purchase Program	—	Nil	Nil	—	Nil
Other Programs:
Jim Shaw (1)	Lender	5,828,952 (2)	5,828,952 (2)	Real Estate	Nil
Chief Executive Officer
Peter J. Bissonnette (1)	Lender	1,000,000 (3)	1,000,000 (3)	Real Estate	Nil
President

Notes:

(1)	Named Executive Officer (see “Statement of Executive Compensation”).

(2)	During fiscal 2003, Jim Shaw elected to pay interest on the principal amount of the loan at an annual rate of the higher of 4% and the then current quarterly prescribed rate of Canada Revenue Agency pursuant to applicable taxable benefit provisions. Prior to then, the loan did not bear interest. The loan is repayable in full on or before July 26, 2012.

(3)	The loan to Peter J. Bissonnette does not bear interest. The loan is repayable on or before June 28, 2012, with a specified payment schedule commencing June 28, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

      Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

NORMAL COURSE ISSUER BID

      On November 4, 2004, the Corporation announced that it received the approval of the TSX to renew its normal course issuer bid. Pursuant to the normal course issuer bid, the Corporation is authorized to acquire up to an additional 10,900,000 Class B Non-Voting Shares, being approximately 5.0% of the issued and outstanding Class B Non-Voting Shares, until the expiry of the bid on November 7, 2005.

      Under its original normal course issuer bid, commencing November 7, 2003 and expiring November 6, 2004, the Corporation purchased an aggregate of 4,739,500 Class B Non-Voting Shares at a weighted average price of $20.82, as summarized in the following table. All such shares have been cancelled.

Purchases of Class B Non-Voting Shares Under Normal Course Issuer Bid

			Total Number of
			Shares Purchased as	Maximum Number of
	Total Number		Part of Publicly	Shares that May Yet
	of Shares	Average Price	Announced Plans or	Be Purchased Under
Period	Purchased	Paid per Share	Programs	the Plans or Programs

		($)
November 7 to 30, 2003	1,121,900	19.94	1,121,900	9,878,100
December 1 to 31, 2003	974,600	20.01	974,600	8,903,500
April 1 to 30, 2004	957,000	22.69	957,000	7,946,500
May 1 to 31, 2004	243,000	23.17	243,000	7,703,500
August 1 to 31, 2004	837,500	20.00	837,500	6,866,000
October 1 to 31, 2004	453,500	20.88	453,500	6,412,500
November 1 to 6, 2004	152,000	21.16	152,000	6,260,500

Total	4,739,500	$20.82	4,739,500	Nil

      The Corporation continues to believe that its Class B Non-Voting Shares are undervalued and that therefore, the purchase and cancellation of Class B Non-Voting Shares pursuant to the normal course issuer bid may represent an opportunity to provide capital appreciation and market stability for the benefit of shareholders. During the period from November 7, 2004 to the date hereof, the Corporation has purchased and cancelled 309,900 Class B Non-Voting Shares pursuant to the normal course issuer bid.

      Purchases under the normal course issuer bid will be effected through the facilities of the TSX, in accordance with its by-laws and rules, and the price that the Corporation will pay for any Class B Non-Voting Shares acquired by it will be the market price of such shares at the time of acquisition. The normal course issuer bid does not apply to Class A Shares of the Corporation.

      Copies of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the TSX may be obtained, without charge, by contacting the Corporate Secretary of the Corporation at: Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, T2P 4L4, Telephone (403) 750-4500.

ADDITIONAL INFORMATION

      Additional information concerning the Corporation, including the Corporation’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com Copies of such information may also be obtained on the Corporation’s website at www.shaw.ca, or on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (telephone (403) 750-4500).

      Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements, and management’s discussion and analysis thereon, for the Corporation’s fiscal year ended August 31, 2004. Copies of such financial statements may be obtained in the manner set forth above.

STATEMENT OF CORPORATE GOVERNANCE

      The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by the guidelines (the “TSX Guidelines”) adopted by the TSX and the corporate governance rules adopted by the New York Stock Exchange.

      The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Corporate Governance Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of evolving laws, policies and practices, including the Sarbanes-Oxley Act of 2002, the Corporate Governance Committee continuously reviews the corporate governance practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to exemplary corporate governance.

      For example, during fiscal 2004, the Corporation appointed a lead director and defined his role and responsibilities; updated its corporate disclosure guidelines; developed new guidelines for the nomination and election of candidates to serve as members of the Board; and otherwise reviewed and monitored its corporate governance practices. Certain of these initiatives are discussed in greater detail below.

BOARD MANDATE AND COMPOSITION

      The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Company, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for the selection and monitoring of management, including the CEO; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; strategic planning; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board.

      The Board is currently composed of 15 directors, 12 of whom are outside and unrelated directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance — Compliance with TSX Guidelines and Related Requirements”.

COMMITTEES OF THE BOARD

      Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Human Resources. The membership and mandate of each committee is summarized below and is available on the Corporation’s website, www.shaw.ca. For information about the attendance of members at meetings of the committees, see “Business of the Meeting — Election of Directors — Meetings Held and Attendance of Directors”.

Executive Committee

      The Executive Committee of the Board exercises the powers of the Board in respect of the management and direction of the business and affairs of the Corporation in circumstances where the full Board is not in session or cannot reasonably be called in session, particularly with respect to preliminary consideration and approval of matters of significance. The Executive Committee also carries out all matters that may be specifically and lawfully delegated to it by the Board. Matters reviewed and approved by the Executive Committee are referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

      The Executive Committee consists of JR Shaw (Chair), George F. Galbraith, Ronald V. Joyce, Donald F. Mazankowski, Jeffrey Royer and JC Sparkman. Other than JR Shaw, each member of the Executive Committee is an outside and unrelated director.

Audit Committee

      The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the Corporation’s financial reporting process and internal and disclosure control systems; and overseeing the audits conducted by the Corporation’s external auditors.

      The Audit Committee is also responsible for overseeing the integrity of the Corporation’s internal audit procedures and risk management, and the reporting procedures with respect thereto; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

      The Audit Committee consists of Michael W. O’Brien (Chair), James F. Dinning, George F. Galbraith and Harold A. Roozen. Each member of the Audit Committee is an outside and unrelated director. Mr. O’Brien, an unrelated and independent director, qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

Corporate Governance Committee

      The Corporate Governance Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

      In this regard, the Corporate Governance Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing and reviewing general corporate policies and practices, such as related party transaction policies and securities trading guidelines.

      The Corporate Governance Committee of the Board consists of Donald F. Mazankowski (Chair), Adrian Burns, Charles V. Keating and John S. Thomas. Each member of the Corporate Governance Committee is an outside and unrelated director.

Human Resources Committee

      The Human Resources Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Statement of Executive Compensation — Composition of Compensation Committee”.

      The Human Resources Committee consists of JC Sparkman (Chair), Jeffrey Royer and Willard H. Yuill. Each member of the Human Resources Committee is an outside and unrelated director.

LEAD DIRECTOR

      During fiscal 2004, the Corporation created the position of lead director and adopted a formal position description. The lead director provides independent leadership to the Board, facilitates the functioning of the Board independently of management of the Corporation, and maintains and enhances the quality of the Corporation’s corporate governance practices. In this regard, the lead director acts as chair of meetings of the Board in the absence of the Executive Chair; consults with the Corporation’s independent, unrelated directors and represents them in discussions with management of the Corporation; serves as Board ombudsman; mentors and counsels new members of the Board; and facilitates the process of conducting director evaluations.

      Donald F. Mazankowski, an independent, unrelated director, currently serves as lead director of the Corporation.

CODE OF CONDUCT

      The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance Committee is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

      The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters. The text of the Business Conduct Standards may be viewed on the Corporation’s website, www.shaw.ca.

COMPLIANCE WITH TSX GUIDELINES AND RELATED REQUIREMENTS

      All corporations listed on the TSX must annually disclose their approach to corporate governance with reference to the TSX Guidelines. In this regard, a brief description of the Corporation’s system of corporate governance is set forth in the table below.

TSX GUIDELINE	COMMENTS

The Board should assume responsibility for stewardship of the Corporation, and specifically for:	• As set forth in its written mandate, the Board is responsible for supervising and overseeing management of the Corporation. Management, in turn, is responsible for the day to day management of the business and affairs of the Corporation. See “Statement of Corporate Governance — Board Mandate and Composition”.

(a) adoption of a strategic planning process	• The Board establishes the overall strategic objectives for the Corporation, reviews and approves management’s strategic plans and reviews emerging trends, opportunities, risks and issues with management.

• The Board receives at least quarterly updates from management on strategic developments and reviews and periodically adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required.

• The Board reviews and approves strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings.

• Every other year, the Board holds a directors’ and senior management retreat at which the strategic plans of the Corporation are addressed. The most recent retreat was held in October, 2004.

(b) identification of principal risks and implementing risk management systems	• In conjunction with management of the Corporation, the Board assesses and manages the Corporation’s exposure to risk.

• The Audit Committee, together with the Board, identifies and reviews with management the principal risks facing the Corporation and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

• Specific risks and risk management are addressed by committees of the Board. For example, the Audit Committee is charged with reviewing financial risks and other insurable risks facing the Corporation. The Corporate Governance Committee is responsible for addressing risks in the areas of succession planning and conduct review, among others.

(c) succession planning, including appointing and monitoring senior management	• The Human Resources Committee and the Corporate Governance Committee oversee management succession planning. See “Statement of Corporate Governance — Committees of the Board”.

• Through the Human Resources Committee, the Board monitors and reviews the performance of senior management.

TSX GUIDELINE	COMMENTS

(d) communications policy	• The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. The Corporate Governance Committee reviewed and updated such guidelines during fiscal 2004.

• The Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.

• All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website (www.shaw.ca).

• With respect to the release of its quarterly financial results, the Corporation provides live Internet and telephone conference call access to interested parties, including the media and financial community.

• Every investor inquiry receives a prompt response through the finance department of the Corporation or through an appropriate officer of the Corporation.

(e) integrity of internal control and management information systems	• With the assistance of the Audit Committee, and in consultation with the external auditors of the Corporation, the Board ensures that comprehensive internal controls and other risk management procedures are in place. The Audit Committee is charged with the responsibility of reviewing the integrity of the Corporation’s internal controls (as evaluated by the Corporation’s external auditors or otherwise) at least on an annual basis.

• The Corporation is currently in the process of documenting its internal control procedures in compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Majority of directors should be “unrelated” and how these conclusions were reached	• An “unrelated director” is a director who is independent from management and is free from any interests or any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

• With the assistance of the Corporate Governance Committee, the Board is responsible for determining whether or not each director is an unrelated director. Based upon the definition of “unrelated director” in the TSX Guidelines and a review of the applicable factual circumstances (including financial, contractual and other relationships), 12 of the 15 proposed nominees for election to the Board are unrelated directors. JR Shaw, Jim Shaw and Bradley S. Shaw are related directors, due to their positions as officers of the Corporation and its subsidiaries.

• Twelve of the 15 proposed nominees for election to the Board do not have interests in (other than shareholdings), or material relationships with, either the Corporation or the Corporation’s significant shareholder. JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s significant shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Based upon the foregoing, the Board adequately represents the interests of shareholders other than the significant shareholder.

• For further details about each director of the Corporation, see the information under the heading “Business of the Meeting — Election of Directors”.

TSX GUIDELINE	COMMENTS

Appoint a committee, composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated, with the responsibility for appointing and assessing directors	• The Corporate Governance Committee is composed of four outside, unrelated directors.

• Under the guidance of the Corporate Governance Committee, the Corporation has developed written guidelines for the nomination and election of candidates to serve as members of the Board. In conjunction with the Executive Chair, the Corporate Governance Committee identifies and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the full Board.

• The Corporate Governance Committee is responsible for ongoing assessments of directors.

Implement a process for assessing the effectiveness of the Board, its committees and individual directors	• The Corporate Governance Committee reviews the effectiveness of the Board, its committees and individual directors.

• Under the direction of the Corporate Governance Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed on an annual basis. The Corporate Governance Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate. Several recommendations received as a result of the 2003 Board Effectiveness Questionnaire have now been implemented.

Provide orientation and education programs for new directors	• Under the guidance of the Corporate Governance Committee, the Corporation runs an in-depth orientation session which, while aimed at new directors, is open to all directors. The session includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.

• The Corporation undertakes ongoing education efforts that include tours of various corporate sites and facilities, meetings with management of the Corporation, and a directors’ retreat held every other year.

• The Corporation has developed and distributed a board manual, containing relevant corporate and business information (such as the Corporation’s public disclosure documents and written policies and guidelines), to assist directors in fulfilling their duties and obligations.

Consider the size of the Board and the impact of the number of directors on Board effectiveness	• The Board considers the composition and size of the Board (up to a maximum of 15 directors) to be appropriate given the Corporation’s current businesses.

• The directors of the Corporation reflect diverse expertise and geographical perspectives, and come from political, regulatory and industry backgrounds.

Review compensation of directors in light of risks and responsibilities	• Directors are remunerated for their services through an annual retainer as well as fees per meeting. See “Statement of Executive Compensation — Compensation of Directors”.

• The Human Resources Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors. During fiscal 2003, in conjunction with external consultants, the Human Resources Committee reviewed and increased the fees paid by the Corporation to directors to ensure that they are competitive with the market and that they reflect the value that the directors bring to the Corporation.

TSX GUIDELINE	COMMENTS

• The Corporation has adopted a Director Special Services Policy pursuant to which, upon approval of the Corporate Governance Committee and where not otherwise prohibited by law, individual directors may be retained to provide special services to the Corporation for a fee. No directors currently provide special services to, or receive a special fee from, the Corporation.

• The Corporation has adopted a directors’ deferred share unit plan and share ownership guidelines. See “Statement of Executive Compensation — Compensation of Directors”.

Committees should generally be composed of outside directors, a majority of whom should be unrelated	• The Board relies on its committees to perform certain of its duties and responsibilities. The Board currently has four standing committees: Executive, Audit, Corporate Governance and Human Resources, as described in more detail in this proxy circular. See, in particular, the information under the heading “Statement of Corporate Governance — Committees of the Board”.

• Other than the Executive Committee, each committee is composed of outside directors, a majority of whom are unrelated. The Executive Committee is composed of the Executive Chair of the Corporation and four outside, unrelated directors.

• The Board has adopted a written mandate for itself and for each committee of the Board.

• The Chair of each Committee reports on each of their meetings and seeks approvals as required from the full Board on a quarterly basis.

Assume responsibility for the Corporation’s approach to governance issues	• The Corporate Governance Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the TSX Guidelines. See “Statement of Corporate Governance — Committees of the Board”.

Develop position descriptions for the Board and the Chief Executive Officer and define the corporate objectives for which the Chief Executive Officer is responsible for meeting	• The Board has adopted a written mandate outlining the duties and responsibilities of the Board and of individual directors. The mandate sets forth certain matters for which the approval of the Board must be sought by management of the Corporation.

• The Human Resources Committee sets the corporate objectives that the Chief Executive Officer is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met. The Human Resources Committee is formalizing this process by incorporating a description thereof in a written position description for the Chief Executive Officer.

Implement structures and procedures to enable the Board to function independently of management	• The Corporate Governance Committee is generally responsible for administering the Board’s relationship with management of the Corporation. The Corporate Governance Committee also acts as a forum for receiving and addressing any suggestions, concerns or other matters that individual directors may wish to raise.

• The positions of Executive Chair and Chief Executive Officer of the Corporation are held by different individuals.

• The Corporation has appointed a lead director, who provides independent leadership to the Board. The lead director, in particular, facilitates the functioning of the Board independently of the Corporation’s management and is generally charged with the responsibility of maintaining and enhancing the quality of the Corporation’s corporate governance practices.

• Following each meeting, the Board and its committees conduct “in camera” sessions, at which no management directors or members of management (other than the Executive Chair, in the case of the Board) are present.

TSX GUIDELINE	COMMENTS

Ensure an Audit Committee (all of the members of which are outside directors) has a specifically defined mandate; direct communication channels with auditors; and oversight responsibility for internal control	• The Audit Committee is composed of four outside, unrelated directors.

• The Corporation has developed an Audit Committee mandate outlining the duties and responsibilities of such committee. For further details on such duties and responsibilities, see “Statement of Corporate Governance — Committees of the Board”.

• Generally, the Audit Committee is responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. In fulfilling this responsibility, the Audit Committee oversees the terms of engagement and relationship between the Corporation and its external auditors, including compensation of the auditors and engagements for non-audit services. See “Business of the Meeting — Appointment and Remuneration of Auditors”. The Audit Committee is free to communicate directly with the external auditors of the Corporation without the presence of management at any time.

• The Audit Committee oversees the integrity of the Corporation’s internal controls and risk management, and reporting procedures with respect thereto. In this regard, the Audit Committee specifically reviews and addresses fraud prevention and other internal control procedures as well as the management and mitigation of contingent liabilities, including litigation and regulatory compliance matters.

• As part of its Business Conduct Standards, the Corporation has implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

• It is the Corporation’s intention to ensure that at all times at least one member of the Audit Committee qualifies as a “financial expert” as contemplated by relevant regulatory authorities. In this regard, Michael W. O’Brien, who was first appointed to the Board in October, 2003 and is a nominee for election to the Board, qualifies as a “financial expert”.

Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	• The Board and its committees may retain outside advisors as they deem necessary. Individual directors may also retain outside advisors, at the expense of the Corporation, upon approval of the Corporate Governance Committee.

• During fiscal 2004, the committees of the Board retained outside advisors, including compensation and human resource specialists and independent legal counsel, to review such matters as management compensation and various corporate policies and guidelines. No individual director retained an outside advisor during the year.

Submitted on behalf of the Corporate Governance Committee:

Donald F. Mazankowski, Chair

Adrian Burns
Charles V. Keating
John S. Thomas

CERTIFICATE

      The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) JR SHAW Executive Chair	(signed) JIM SHAW Chief Executive Officer

December 8, 2004

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